[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

March 1, 2005

VIA FEDERAL EXPRESS AND EDGAR

Re:	PanAmSat Holding Corporation Registration Statement on Form S-1/A File No. 333-121463
Registration Statement on Form S-4 File No. 333-121423

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Spirgel:

        On behalf of PanAmSat Holding Corporation (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated February 28, 2005 (the "comment letter") relating to the above-referenced Registration Statement on Form S-1/A filed on February 17, 2005 (the "S-1 Registration Statement") and Registration Statement on Form S-4 filed on December 17, 2004 (the "S-4 Registration Statement", and together with the S-1 Registration Statement, the "Registration Statements"). We have revised the S-1 Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 4 to the S-1 Registration Statement ("Amendment No. 4"), which reflects these revisions and updates a limited amount of other information. We intend to revise the S-4 Registration Statement in response to the comment letter and any subsequent comments from the Staff once we have confirmation that the revisions in the S-1 Registration Statement adequately address the Staff's concerns.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 4.

Form S-1/A filed February 17, 2005

Dividend Policy and Restrictions, page 31

  Estimated Cash Available to Pay Dividends, page 33

1.
Revise the table on page 33 to show the same amount of "cash interest expense on indebtedness" as shown on page 34.

  The Company has revised the disclosure on page 33 to address the Staff's comment.

  Pro Forma Cash Available to Pay Dividends, page 34

2.
We are reissuing prior comment six. Revise the table to subtract the payments to cash out the restricted stock units and stock options and bonuses paid to certain executives as described in your note 12. We believe that these costs may occur in future periods and therefore should not be deducted from Adjusted EBITDA.

  The Company has revised the disclosure on page 34 to address the Staff's comment.

3.
Please revise note (3) to clarify that the line item for "cash interest expense" in the table on page 33 includes all cash payments, including your estimate of capitalized interest for the Initial Four Quarters.

  The Company has revised the disclosure on pages 34 and 36 to address the Staff's comment.

Management's Discussion and Analysis, page 53

  Change-in-control obligations, page 95

4.
Please tell us why you have deleted the paragraph concerning the change-in-control severance agreements with other executive officers.

  The Company respectfully informs the Staff that it did not delete the paragraph in question but rather consolidated the disclosure from two paragraphs (one covering senior executives and one covering other executive officers) into one paragraph (covering all executives). The Company believes that there was not a meaningful reason for distinguishing among executives and that the relevant disclosure is substantively the same. In response to the Staff's comment, the Company has further revised the disclosure on page 95 to clarify this presentation.

Supplemental information concerning Merrill Lynch Procedures

  Deal Sketch page

5.
If you intend to rely on Rule 134, please include the Rule 134(b) legend.

  Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") has informed the Company that the "Deal Sketch" page will be preceded by a preliminary prospectus satisfying the requirements of Section 10 as set forth under Rule 134(c). Accordingly, a Rule 134(b) legend is not required.

6.
The information on float post-offering, shares outstanding post-offering (fully diluted), and post split is not permitted by Rule 134 and should be removed if you intend to rely on the safe harbor.

  Merrill Lynch has informed the Company that the information on float post-offering and shares outstanding post-offering (fully diluted) will only appear on the "Deal Sketch" page once the Company's Registration Statement has been declared effective and the offering has been priced. The information on the joint-bookrunners' pot split is included as pricing-related information. The inclusion of the foregoing information on the basis set forth herein was reviewed by Kristina Schillinger, Esq. of the Securities and Exchange Commission as part of the review of Merrill Lynch's i-Deal procedures.

7.
Please provide us with, or describe, the information you will link to from the buttons on the left side of the page entitled "Internet presentations," "Related resources," and "Investor demo."

  Merrill Lynch has informed the Company that the information to be linked to from the buttons on the left side of the "Deal Sketch" page is both transaction-specific and investor-specific. Merrill Lynch has informed the Company that the button entitled "Internet Presentations" provides a link to the Internet roadshow that was described in our letter to the Staff dated January 26, 2005. In addition, Merrill Lynch has informed the Company that the "Related Resources" link provides information to the individual investor accessing i-Deal with respect to the historical investments of that investor. Finally, the "Investor Demo" reference is simply the sample name used to provide the Staff with screenshots of the investor view; in the normal course, the actual investor's name would appear. The inclusion of the foregoing information was reviewed by Kristina Schillinger, Esq. of the Securities and Exchange Commission as part of the review of Merrill Lynch's i-Deal procedures.

  After Pricing page

8.
Please tell us whether this page will be visible to investors. If so, also tell us whether it will be accompanied by a final prospectus. If not and if you intend to rely on Rule 134, please remove the information on greenshoe, last sale, gross spread, selling concessions, underwriting fees, management fees, global coordinator fees, managers praecipium, re-allowance fees and stabilization agent.

  Merrill Lynch has informed the Company that the "After Pricing" page will be visible to investors once the transaction has been priced and will be accompanied by a final prospectus.

* * * * * * *

        Please call me (212-455-2948) or Daniel B. Kamensky (212-455-2207) of my firm if you wish to discuss our responses to the comment letter.

Very Truly Yours,
/s/ Joseph H. Kaufman
Joseph H. Kaufman